SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 23)

KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC.
__________________________________________________________________________________
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

499049104
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
2710 E. Old Tower Road
Phoenix, AZ 85034
Telephone:  (602) 875-5355
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Earl Scudder & Chris Kortum
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

September 21, 2020
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  499049104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Six Investors, M Capital I, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(2)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Six Investors, M Capital I, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(2)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Six Investors, M Capital I, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(2)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC (27-4510310)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Capital I, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(2)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC (45-2614711)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,139,014(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,139,014 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC (27-4438129)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Capital I, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(2)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors II, LLC (46-3644539)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Capital I, M Six Investors, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(2)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 281,024 (1)
	8.	Shared Voting Power 5,614,014 (2)
	9.	Sole Dispositive Power 281,024(1)
	10.	Shared Dispositive Power 5,614,014(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock owned by various trusts for the benefit of the children of Jerry and Vickie Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power.

(2)	Shares held by M Six Investors and M Capital I over which the Reporting Person shares voting and dispositive power with LynDee Moyes Nester.

(3)	Includes shares of common stock held by trusts for which LynDee Moyes Nester serves as trustee and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(4)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LynDee Moyes Nester
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,139,788(1)
	8.	Shared Voting Power 5,614,014(2)
	9.	Sole Dispositive Power 3,139,788 (1)
	10.	Shared Dispositive Power 5,614,014 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of common stock owned by various trusts for the benefit of the children of Jerry and Vickie Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power. Also includes shares held by M Dynasty, over which the Reporting Person has sole voting and dispositive power as manager of M Dynasty.

(2)	Shares held by M Six Investors and M Capital I over which the Reporting Person shares voting and dispositive power with Michael Moyes.

(3)
Includes shares of common stock held by trusts for which Michael Moyes serves as trustee  which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(4)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Six Investors, LLC (82-4484213)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,475,000(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,475,000(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Capital I, and M Dynasty which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Dynasty Capital, LLC (83-3632774)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,583,924(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,583,924(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,034,826 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.3%(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of common stock held directly by the Reporting Person.

(2)
Includes shares of common stock held by trusts for which Michael Moyes and LynDee Moyes Nester serve as trustee, M Capital I, and M Six Investors which the Reporting Person may be deemed to beneficially own as part of a group in connection with the Stockholders Agreement.

(3)
The percentage indicated is based upon 170,203,548 shares of common stock outstanding as of July 29, 2020, as reported in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on August 5, 2020.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 23 (this “Amendment”) to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011, as previously amended from time to time (the “Original Statement”) relates to the Common Stock, par value $0.01 per share of Knight-Swift Transportation Holdings Inc., a Delaware corporation.  The principal executive offices of the Issuer are located at 20002 North 19th Avenue, Phoenix, Arizona 85027.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Original Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Statement is hereby amended and supplemented by adding the following information:

(a)
As of September 21, 2020, Jerry Moyes, Vickie Moyes, Cactus Holding I, Cactus Holding II, and M Capital II no longer have voting or dispositive power over any shares of Common Stock.  The Reporting Persons collectively hold 9,034,826 shares of Common Stock and each Reporting Person may be deemed to beneficially own such shares as part of a group as a result of the Stockholders Agreement.

(c)          Transactions Effected During the Past Sixty Days:

On August 21, 2020, two trusts for which Michael Moyes serves as trustee sold an aggregate of 19,976 shares of Common Stock in the open market and four trusts for which LynDee Moyes Nester serves as trustee sold an aggregate of 37,136 shares of Common Stock in the open market.  On August 24, 2020, two trusts for which LynDee Moyes Nester serves as trustee sold an aggregate of 200 shares of Common Stock in the open market.  These sales were made for personal financial planning purposes.

On September 21, 2020, Cactus Holding II sold 1,062,885 shares of Common Stock in the open market.  The purpose of this transaction was to generate proceeds to repay indebtedness.

On September 21, 2020, all of the previously disclosed variable prepaid forward contracts (“VPFs”) entered into by M Capital II and Cactus Holding I were terminated and settled. As a result, M Capital II disposed of an aggregate of 18,715,692 shares of Common Stock and Cactus Holding I disposed of an aggregate of 10,751,311 shares of Common Stock in order to satisfy their respective obligations under the VPFs.  These shares represented all of the shares underlying the VPFs.  These shares were acquired by M Capital II’s and Cactus Holding I’s counterparty, who in turn delivered such shares to its stock lenders in order close out the counterparty’s short hedge position on the VPFs.  Accordingly, these shares were not sold and will not be sold by the counterparty in the open market.  The purpose of this transaction was to settle M Capital II’s and Cactus Holding I’s obligations under the aforementioned VPFs.

Item 6.	Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

The information set forth under Item 5 of this Amendment is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement, dated August 28, 2019, by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 of Schedule 13D/A filed with the Securities and Exchange Commission on August 29, 2019

Exhibit 99.2	Power of Attorney of M Capital Group Investors II, LLC, incorporated by reference to Exhibit 2 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.3	Power of Attorney of LynDee Moyes Nester, incorporated by reference to Exhibit 3 of Schedule 13D/A filed with the Securities and Exchange Commission on October 8, 2013

Exhibit 99.4	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.5	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 99.6	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 99.6 of Schedule 13D/A filed with the Securities and Exchange Commission on January 2, 2019

Exhibit 99.7
Power of Attorney of Jerry Moyes, Vickie Moyes, and the Jerry and Vickie Moyes Family Trust, incorporated by reference to Exhibit 2 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.8	Power of Attorney of Michael Moyes, incorporated by reference to Exhibit 3 of Schedule 13G filed with the Securities and Exchange Commission on December 23, 2010

Exhibit 99.9	Power of Attorney of M Six Investors, LLC, incorporated by reference to Exhibit 99.9 of Schedule 13D/A filed with the Securities and Exchange Commission on January 2, 2019

Exhibit 99.10	Power of Attorney of M Dynasty Capital, LLC, incorporated by reference to Exhibit 99.10 of Schedule 13D/A filed with the Securities and Exchange Commission on August 29, 2019

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by Michael Moyes, its co-Manager

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS, LLC, by LynDee Moyes Nester, its co-Manager

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Vickie Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M CAPITAL GROUP INVESTORS II, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust, its Manager

/s/ Jerry Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M SIX INVESTORS, LLC, by Michael Moyes, its co-Manager

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M SIX INVESTORS, LLC, by LynDee Moyes Nester, its co-Manager

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

M DYNASTY CAPITAL, LLC, by LynDee Nester, its Manager

/s/ LynDee Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

MICHAEL MOYES, individually

/s/ Michael Moyes, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

LYNDEE MOYES NESTER, individually

/s/ LynDee Moyes Nester, by Earl H. Scudder, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: September 22, 2020